SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                             ------------------

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 6)

                   The Equitable Companies Incorporated
           -----------------------------------------------------
                              (Name of Issuer)

                  Common Stock, par value $.01 per share
           -----------------------------------------------------
                       (Title of Class of Securities)

                               29444G 10 7
           -----------------------------------------------------
                               (CUSIP Number)

            Christianne Butte, Head of Central Legal Department
                         AXA-UAP, 9, place Vendome
                            75001 Paris, France
                            011-331-40-75-56-38
           -----------------------------------------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                              With a copy to:
                           Peter S. Wilson, Esq.
                          Cravath, Swaine & Moore
                              Worldwide Plaza
                             825 Eighth Avenue
                             New York, NY 10019
                               (212) 474-1000

                              Not applicable
           -----------------------------------------------------
          (Date of Event Which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ] .

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following pages)
                               (Page 1 of 42)
                        (Exhibits begin on page 23)

CUSIP NO. 29444G 10 7            SCHEDULE 13D           Page 2 of 42 Pages
          -----------                                       ---  ----


1       NAMES OF REPORTING PERSONS
        S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                 AXA-UAP

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *       (a) [ ]
                                                                 (b) [ ]
3       SEC USE ONLY

4       SOURCE OF FUNDS *
             WC; AF

5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                               [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
             France

-------------------

   NUMBER OF      7       SOLE VOTING POWER
     SHARES
  BENEFICIALLY    8       SHARED VOTING POWER
    OWNED BY              130,545,121 shares (including 37,297,399
      EACH                shares beneficially owned by subsidiaries
   REPORTING              of AXA-UAP).  See Items 4 and 5.
  PERSON WITH
                  9       SOLE DISPOSITIVE POWER

                  10      SHARED DISPOSITIVE POWER
                          130,545,121 shares (including 37,297,399
                          shares beneficially owned by subsidiaries
                          of AXA-UAP).  See Items 4 and 5.
------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 130,545,121 shares (including 37,297,399 shares beneficially owned by subsidiaries of AXA-UAP). See Items 4 and 5.

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES *                                             [ ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        58.8% (including 37,297,399 shares beneficially owned by subsidiaries of AXA-UAP). See Items 4 and 5.

14      TYPE OF REPORTING PERSON *
             HC, CO

                   * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 29444G 10 7            SCHEDULE 13D           Page 3 of 42 Pages
          -----------                                       ---  ----


1       NAMES OF REPORTING PERSONS
        S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Finaxa

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *       (a) [ ]
                                                                 (b) [ ]
3       SEC USE ONLY

4       SOURCE OF FUNDS *
             AF

5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                        [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
             France

-------------------
       NUMBER OF         7       SOLE VOTING POWER
         SHARES
      BENEFICIALLY       8       SHARED VOTING POWER
        OWNED BY
          EACH           9       SOLE DISPOSITIVE POWER
       REPORTING
      PERSON WITH        10      SHARED DISPOSITIVE POWER

-------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Possible indirect beneficial ownership of 130,545,121 shares. See Items 4 and 5.

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES *                                             [ ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        58.8%.  See Items 4 and 5.

14      TYPE OF REPORTING PERSON *
             HC, CO

                   * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 29444G 10 7            SCHEDULE 13D           Page 4 of 42 Pages
          -----------                                       ---  ----


1       NAMES OF REPORTING PERSONS
        S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             AXA Assurances I.A.R.D. Mutuelle

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *        (a)[x]
                                                                  (b)[ ]
3       SEC USE ONLY

4       SOURCE OF FUNDS *
             AF

5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                        [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
             France
----------------------

       NUMBER OF         7       SOLE VOTING POWER
         SHARES
      BENEFICIALLY       8       SHARED VOTING POWER
        OWNED BY
          EACH           9       SOLE DISPOSITIVE POWER
       REPORTING
      PERSON WITH        10      SHARED DISPOSITIVE POWER
------------------------


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Possible indirect beneficial ownership of 130,545,121 shares. See Items 4 and 5.

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES *                                             [ ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        58.8%.  See Items 4 and 5.

14      TYPE OF REPORTING PERSON *
             IC

                   * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 29444G 10 7            SCHEDULE 13D           Page 5 of 42 Pages
          -----------                                       ---  ----


1       NAMES OF REPORTING PERSONS
        S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             AXA Assurances Vie Mutuelle

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *        (a)[x]
                                                                  (b)[ ]

3       SEC USE ONLY

4       SOURCE OF FUNDS *
                     AF

5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                        [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
                     France

------------------------
       NUMBER OF         7       SOLE VOTING POWER
         SHARES
      BENEFICIALLY       8       SHARED VOTING POWER
        OWNED BY
          EACH           9       SOLE DISPOSITIVE POWER
       REPORTING
      PERSON WITH        10      SHARED DISPOSITIVE POWER
------------------------


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Possible indirect beneficial ownership of 130,545,121 shares. See Items 4 and 5.

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES *                                             [ ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        58.8%.  See Items 4 and 5.

14      TYPE OF REPORTING PERSON *
             IC

                   * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 29444G 10 7            SCHEDULE 13D           Page 6 of 42 Pages
          -----------                                       ---  ----



1       NAMES OF REPORTING PERSONS
        S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             AXA Courtage Assurance Mutuelle

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *        (a)[x]
                                                                  (b)[ ]

3       SEC USE ONLY

4       SOURCE OF FUNDS *
             AF

5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                        [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
             France

----------------------

       NUMBER OF         7       SOLE VOTING POWER
         SHARES
      BENEFICIALLY       8       SHARED VOTING POWER
        OWNED BY
          EACH           9       SOLE DISPOSITIVE POWER
       REPORTING
      PERSON WITH        10      SHARED DISPOSITIVE POWER

----------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Possible indirect beneficial ownership of 130,545,121 shares. See Items 4 and 5.

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES *                                             [ ]


13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        58.8%.  See Items 4 and 5.

14      TYPE OF REPORTING PERSON *
             IC

                   * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 29444G 10 7            SCHEDULE 13D           Page 7 of 42 Pages
          -----------                                       ---  ----


1       NAMES OF REPORTING PERSONS
        S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Alpha Assurances Vie Mutuelle

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *        (a)[x]
                                                                  (b)[ ]

3       SEC USE ONLY

4       SOURCE OF FUNDS *
             AF

5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                        [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
             France

---------------------

       NUMBER OF         7       SOLE VOTING POWER
         SHARES
      BENEFICIALLY       8       SHARED VOTING POWER
        OWNED BY
          EACH           9       SOLE DISPOSITIVE POWER
       REPORTING
      PERSON WITH        10      SHARED DISPOSITIVE POWER

----------------------


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Possible indirect beneficial ownership of 130,545,121 shares. See Items 4 and 5.

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES *                                             [ ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        58.8%.  See Items 4 and 5.

14      TYPE OF REPORTING PERSON *
             IC

                   * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 29444G 10 7            SCHEDULE 13D           Page 8 of 42 Pages
          -----------                                       ---  ----



1       NAMES OF REPORTING PERSONS
        S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Claude Bebear, as a Trustee

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *        (a)[ ]
                                                                  (b)[ ]
3       SEC USE ONLY

4       SOURCE OF FUNDS *
             00

5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                        [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
             Citizen of France

-------------------

       NUMBER OF         7       SOLE VOTING POWER
         SHARES
      BENEFICIALLY       8       SHARED VOTING POWER
        OWNED BY                 130,545,121 shares. See Items 4 and 5.
          EACH
       REPORTING         9       SOLE DISPOSITIVE POWER
      PERSON WITH
                         10      SHARED DISPOSITIVE POWER
--------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 130,545,121 shares. See Items 4 and 5.

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES *                                             [ ]


13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        58.8%.  See Items 4 and 5.

14      TYPE OF REPORTING PERSON *
             IN

                   * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 29444G 10 7            SCHEDULE 13D           Page 9 of 42 Pages
          -----------                                       ---  ----


1       NAMES OF REPORTING PERSONS
        S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Patrice Garnier, as a Trustee

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *        (a)[ ]
                                                                  (b)[ ]

3       SEC USE ONLY

4       SOURCE OF FUNDS *
             00

5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                        [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
             Citizen of France

--------------------

       NUMBER OF         7       SOLE VOTING POWER
         SHARES
      BENEFICIALLY       8       SHARED VOTING POWER
        OWNED BY                 130,545,121 shares. See Items 4 and 5.
          EACH
       REPORTING         9       SOLE DISPOSITIVE POWER
      PERSON WITH
                         10      SHARED DISPOSITIVE POWER
----------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 130,545,121 shares. See Items 4 and 5.

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES *                                             [ ]


13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        58.8%.  See Items 4 and 5.

14      TYPE OF REPORTING PERSON *
             IN

                   * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 29444G 10 7            SCHEDULE 13D           Page 10 of 42 Pages
          -----------                                        ---  ----


1       NAMES OF REPORTING PERSONS
        S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Henri de Clermont-Tonnerre, as a Trustee

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *        (a)[ ]
                                                                  (b)[ ]
3       SEC USE ONLY

4       SOURCE OF FUNDS *
             00

5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                        [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
             Citizen of France

-----------------------

       NUMBER OF         7       SOLE VOTING POWER
         SHARES
      BENEFICIALLY       8       SHARED VOTING POWER
        OWNED BY                 130,545,121 shares.  See Items 4 and 5.
          EACH
       REPORTING         9       SOLE DISPOSITIVE POWER
      PERSON WITH
                         10      SHARED DISPOSITIVE POWER

-----------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 130,545,121 shares. See Items 4 and 5.

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES *                                             [ ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        58.8%.  See Items 4 and 5.

14      TYPE OF REPORTING PERSON *
             IN

                   * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 29444G 10 7            SCHEDULE 13D           Page 11 of 42 Pages
          -----------                                        ---  ----


1       NAMES OF REPORTING PERSONS
        S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Lor Finance, S.A.

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *        (a)[ ]
                                                                  (b)[ ]

3       SEC USE ONLY

4       SOURCE OF FUNDS *
             AF

5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                        [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
             France

----------------------

       NUMBER OF         7       SOLE VOTING POWER
         SHARES
      BENEFICIALLY       8       SHARED VOTING POWER
        OWNED BY
          EACH           9       SOLE DISPOSITIVE POWER
       REPORTING
      PERSON WITH        10      SHARED DISPOSITIVE POWER
                                 14,000,000 shares. See Items 4 and 5.


----------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,000,000 shares. See Items 4 and 5.

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES *                                             [ ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        6.3%.  See Items 4 and 5.

14      TYPE OF REPORTING PERSON *
             CO

                   * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 29444G 10 7            SCHEDULE 13D           Page 12 of 42 Pages
          -----------                                        ---  ----

1       NAMES OF REPORTING PERSONS
        S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Financiere 45

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *        (a)[ ]
                                                                  (b)[ ]

3       SEC USE ONLY

4       SOURCE OF FUNDS *
             AF

5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                        [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
             France

---------------------

       NUMBER OF         7       SOLE VOTING POWER
         SHARES
      BENEFICIALLY       8       SHARED VOTING POWER
        OWNED BY
          EACH           9       SOLE DISPOSITIVE POWER
       REPORTING
      PERSON WITH        10      SHARED DISPOSITIVE POWER
                                 6,968,649 shares.  See Items 4 and 5.

----------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,968,649 shares. See Items 4 and 5.

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES *                                             [ ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        3.1%.  See Items 4 and 5.

14      TYPE OF REPORTING PERSON *
             CO

                   * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                        Page 13 of 42 Pages

        This Amendment No. 6 amends and restates in its entirety the Statement on Schedule 13D ("Schedule 13D") initially filed on August 3, 1992, with the Securities and Exchange Commission by AXA-UAP (formerly known as AXA and referred to herein as "AXA"), Midi Participations, Finaxa, the Mutuelles AXA (as herein defined) and the Trustees (as herein defined) of the Voting Trust (as herein defined), as amended by Amendment No. 1 to the Schedule 13D filed on September 1, 1992 ("Amendment No. 1"), Amendment No. 2 to the Schedule 13D filed on October 19, 1992 ("Amendment No. 2"), Amendment No. 3 to the Schedule 13D filed on May 3, 1993 ("Amendment No. 3"), Amendment No. 4 to the Schedule 13D filed on September 28, 1994 ("Amendment No. 4"), and Amendment No. 5 to the Schedule 13D filed on December 21, 1994 ("Amendment No. 5"), which Schedule 13D relates to the Common Stock, par value $.01 per share (the "Common Stock"), of The Equitable Companies Incorporated, a Delaware corporation ("Equitable Holding").

Item 1. Security and Issuer

        The class of equity securities to which this statement relates is the Common Stock. The address of the principal executive offices of Equitable Holding is 1290 Avenue of the Americas, New York, New York 10104.

Item 2. Identity and Background

          This statement is being filed by (i) AXA, a societe anonyme organized under the laws of France, (ii) Finaxa, a societe anonyme organized under the laws of France, (iii) AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle, AXA Courtage Assurance Mutuelle (formerly known as Uni Europe Assurance Mutuelle) and Alpha Assurances Vie Mutuelle (into which Alpha Assurances I.A.R.D. Mutuelle was merged), four mutual insurance companies organized under the laws of France (the "Mutuelles AXA") which, acting as a group, control Finaxa and AXA, (iv) Claude Bebear (Chairman of the Executive Board of AXA), Patrice Garnier (a member of the Supervisory Board of AXA) and Henri de Clermont-Tonnerre (a member of the Supervisory Board of AXA), as Trustees (the "Trustees") of a Voting Trust (the "Voting Trust") established pursuant to a Voting Trust Agreement dated as of May 12, 1992, filed as Exhibit 10 hereto, as amended January 22, 1997, such amendment filed as Exhibit 14 hereto, by and among AXA and the Trustees (the "Voting Trust Agreement"), (v) Lor Finance, S.A., a societe anonyme organized under the laws of France and a ninety-nine percent owned subsidiary of AXA ("Lor Finance"), and (vi) Financiere 45, a societe anonyme organized under the laws of France and a ninety-nine percent owned subsidiary of AXA. AXA, Finaxa, the Mutuelles AXA, the Trustees, Lor Finance and Financiere 45 are collectively referred to herein as the "Reporting Persons".

          AXA. AXA is a holding company for an international group of insurance and related financial service companies. The address of AXA's principal business and office is 9, place Vendome, 75001 Paris, France. Approximately 20.9% of the ordinary shares (representing 30.6% of the voting power) of AXA are directly or indirectly controlled by Finaxa. The Mutuelles AXA, in addition to their indirect beneficial ownership of AXA ordinary shares through Finaxa, directly beneficially own approximately 3.3% of AXA's ordinary shares (representing 4.7% of the voting power). In addition, approximately 2.7% of the ordinary shares of AXA without the power to vote are owned by certain subsidiaries of AXA.

                                                        Page 14 of 42 Pages

          Finaxa. Finaxa is a holding company. The address of Finaxa's principal business and office is 23, avenue Matignon, 75008 Paris, France. Approximately 61.9% of the voting shares (representing 73.8% of the voting power) of Finaxa are owned by the Mutuelles AXA, and approximately 23.3% of the voting shares (representing 14.8% of the voting power) of Finaxa are owned by Banque Paribas, a French bank. Acting as a group, the Mutuelles AXA control Finaxa and AXA.

          The Mutuelles AXA. The Mutuelles AXA are AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle, AXA Courtage Assurance Mutuelle and Alpha Assurances Vie Mutuelle. Each of the Mutuelles AXA is a mutual insurance company organized under the laws of France. The address of each of the Mutuelles AXA's principal business and office is as follows: (i) for each of AXA Assurances I.A.R.D. Mutuelle and AXA Assurances Vie Mutuelle, 21, rue de Chateaudun, 75009 Paris, France; (ii) for Alpha Assurances Vie Mutuelle, Tour Franklin, 100-101 Terrasse Boieldieu, Cedex 11, 92042 Paris La Defense, France; and (iii) for AXA Courtage Assurance Mutuelle, 26, rue Louis le Grand, 75002 Paris, France.

          Lor Finance. Lor Finance is a subsidiary of AXA that beneficially owns 14,000,000 shares of Common Stock in connection with a stock compensation plan for key employees of AXA and its affiliates. The address of Lor Finance's principal business and office is 23, avenue Matignon, 75008 Paris, France.

          Financiere 45. Financiere 45 is a subsidiary of AXA that beneficially owns 6,968,649 shares of Common Stock. The address of Financiere 45's principal business and office is 23, avenue Matignon, 75008 Paris, France.

          The Trustees. In order to ensure, for insurance regulatory purposes, that certain indirect minority shareholders of AXA are not able to exercise control over Equitable Holding and certain of its insurance subsidiaries, AXA has agreed pursuant to the Voting Trust Agreement to deposit in the Voting Trust the shares of capital stock of Equitable Holding having voting power beneficially owned by AXA and certain of its affiliates. AXA or any such affiliate depositing capital stock in the Voting Trust will remain the beneficial owner of all capital stock deposited by it in the Voting Trust, but during the term of the Voting Trust the Trustees will exercise all voting rights with respect to such capital stock.

          The Trustees have agreed to exercise such voting rights with a view toward protecting the legitimate economic interests of the beneficial owners of the capital stock deposited in the Voting Trust, subject to ensuring that certain indirect minority shareholders of AXA do not exercise control over Equitable Holding or its relevant insurance subsidiaries. The Trustees generally may act by a unanimous written consent or by the affirmative vote of at least two Trustees at a meeting called by any Trustee upon two days' notice. Information with respect to the Trustees is set forth on Exhibit 1 hereto since each of the Trustees is a member of either the Executive Committee or the Supervisory Board of AXA.

          The (i) name, (ii) residence or business address, (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (iv) citizenship of each of the executive officers and members of a Conseil d'Administration, Executive Board or

                                                        Page 15 of 42 Pages

Supervisory Board of each of the Reporting Persons are set forth on Exhibits 1 through 8 hereto. None of the Reporting Persons nor, to the knowledge of any Reporting Person, any natural person named in such Exhibits hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any such Reporting Person or person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

        On July 18, 1991, AXA entered into an Investment Agreement dated as of July 18, 1991, with The Equitable Life Assurance Society of the United States, a New York life insurance company ("Equitable"), and Equitable Holding (as amended, the "Investment Agreement"), and, in connection therewith, AXA purchased from Equitable $1 billion in principal amount of Equitable's notes (the "Notes"). Pursuant to a Plan of Reorganization adopted by the Board of Directors of Equitable on November 27, 1991, under
Section 7312 of the Insurance Law of the State of New York (as amended, the "Reorganization Plan"), on July 22, 1992 (the "Effective Date"), Equitable was, by operation of law, converted from a mutual life insurance company to a stock life insurance company (the "Demutualization") and became a wholly-owned subsidiary of Equitable Holding. On the Effective Date, AXA acquired beneficial ownership of 69,772,867 shares of Common Stock and, on October 15, 1992 (the "Adjustment Date"), 2,500,000 shares of Convertible Preferred Stock, Series A, par value $1.00 per share and stated value $100 per share, of Equitable Holding (the "Convertible Preferred Stock") and 2,989,116 shares of Preferred Stock, Series B, par value $1.00 per share and stated value $100 per share, of Equitable Holding (the "Redeemable Preferred Stock") were issued to AXA, all in exchange for the Notes pursuant to the Investment Agreement and the Reorganization Plan. Immediately after receiving such shares of Common Stock, Convertible Preferred Stock and Redeemable Preferred Stock, AXA deposited such shares into the Voting Trust pursuant to the Voting Trust Agreement. The funds used to purchase the Notes were obtained entirely from the available resources of AXA and its subsidiaries and not from borrowings.

        On October 27, 1992, AXA transferred a Voting Trust certificate representing 14,000,000 shares of Common Stock beneficially owned by AXA to Lor Finance.

          On April 21, 1993, AXA purchased 7,844,800 $3.00 Depositary Shares (the "Depositary Shares"), each Depositary Share representing ownership of one-tenth of a share of Cumulative Convertible Preferred Stock, Series C, par value $1.00 per share, of Equitable Holding (the "Series C Convertible Preferred Stock"), from Equitable Holding for $381,649,520. Immediately after AXA received the Depositary Shares, AXA withdrew the 784,480 shares of Series C Convertible Preferred Stock represented by the Depositary Shares and deposited such shares into the Voting Trust pursuant to the Voting Trust Agreement. The funds used to purchase the Depositary Shares were obtained entirely from the available resources of AXA and its subsidiaries and not from borrowings.

                                                        Page 16 of 42 Pages


          On December 16, 1994, AXA transferred a Voting Trust certificate representing the 2,989,116 shares of Redeemable Preferred Stock to Financiere 45. On December 19, 1994, (a) AXA received (i) 25,355,759 shares of Common Stock in exchange for all the shares of Convertible Preferred Stock and (ii) 784,480 shares of Cumulative Convertible Preferred Stock, Series E, par value $1.00 per share (the "Series E Convertible Preferred Stock"), of Equitable Holding in exchange for all the shares of Series C Convertible Preferred Stock beneficially owned by AXA and (b) Financiere 45 received 15,899,266 shares of Common Stock in exchange for all the shares of Redeemable Preferred Stock, in each case pursuant to the Exchange Agreement dated September 27, 1994, between AXA and Equitable Holding (the "Exchange Agreement"). Immediately after receiving such shares of Common Stock and Series E Convertible Preferred Stock, AXA and Financiere 45 deposited such shares into the Voting Trust pursuant to the Voting Trust Agreement.

          Subsequently, Financiere 45 transferred Voting Trust certificates representing a total of 8,930,617 shares of Common Stock beneficially owned by AXA to AXA Equity & Law Life Assurance Society plc ("AEL"), a ninety-nine percent owned subsidiary of Sun Life and Provincial Holdings which is a 72.4% owned subsidiary of AXA.

          On January 31, 1997, AXA transferred Voting Trust certificates representing 307,600 shares of Series E Convertible Preferred Stock to AXA Reassurance, a ninety-nine percent owned subsidiary of AXA.

          On July 11, 1997, Societe Beaujon, a ninety-nine percent owned subsidiary of AXA ("Societe Beaujon"), purchased 480,150 shares of Common Stock from the Equitable Holding Stock Employee Compensation Trust ("SECT") for $16,332,975.00 in cash. On July 14, 1997, Societe Beaujon purchased 479,850 shares of Common Stock from the SECT for $16,559,728.12 in cash. Immediately after Societe Beaujon received all such shares, it deposited them into the Voting Trust pursuant to the Voting Trust Agreement. The funds used to purchase such shares were obtained entirely from the available resources of Societe Beaujon and not from borrowings.

          Following the issuance of the Series E Convertible Preferred Stock, AXA and AXA Reassurance received additional shares of Common Stock in payment of the dividends on the Series E Convertible Preferred Stock. On August 4, 1997, all the shares of Series E Convertible Preferred Stock beneficially owned by AXA and AXA Reassurance were redeemed and AXA received 9,732,262 shares and AXA Reassurance received 6,277,562 shares of Common Stock pursuant to such redemption and additional shares of Common Stock in payment of accrued dividends. Immediately after receiving such shares of Common Stock, AXA and AXA Reassurance deposited such shares into the Voting Trust pursuant to the Voting Trust Agreement.

Item 4.  Purpose of Transaction

General

          Prior to its purchase of the Notes, AXA had been considering for some time making a significant investment in a United States insurance company as part of its established strategy to expand its international operations. AXA acquired the Notes in

                                                        Page 17 of 42 Pages

order to become a substantial equity investor in Equitable Holding. As described in Item 3, upon exchange of the Notes AXA became the largest stockholder of Equitable Holding and after the additional stock transactions described above, now beneficially owns 58.8% of the outstanding Common Stock. AXA exercises significant influence over the operations and capital structure of Equitable Holding, Equitable and their subsidiaries and has certain rights with respect to Equitable Holding as described below.

          Preemptive Rights. Under the Standstill and Registration Rights Agreement dated as of July 18, 1991 (as amended, the "Standstill Agreement"), filed as Exhibit 11 hereto, if from time to time the percentage of the Total Voting Power (defined in the Standstill Agreement and generally referring to the total number of votes that may be cast in the election of directors of Equitable Holding at a meeting of the holders of all the voting securities of Equitable Holding) represented by the voting power of all voting securities then owned, directly or indirectly, by AXA, certain of its affiliates and the Trustees (the "AXA Parties") would be reduced as a result of any new issuance of voting securities or convertible securities, AXA (or any other AXA Party designated by it) has the right to acquire that portion of such new issuance which would result in the percentage of the Total Voting Power immediately after such issuance represented by the aggregate voting power of all voting securities then owned, directly or indirectly, by the AXA Parties equaling the percentage in effect immediately prior to such issuance (assuming, in the case of convertible securities, the conversion, exchange or exercise at such time of all convertible securities to be issued in such issuance), except that AXA's preemptive rights do not apply to, among other things, any issuance of voting securities or convertible securities pursuant to certain AXA approved employee benefit plans. AXA's preemptive rights will be in effect until the first date on which the AXA Parties own less than 10% of the Total Voting Power (determined as though all convertible securities owned by any AXA Party had been converted into voting securities immediately prior to the time of determination). If Equitable Holding issues voting securities or convertible securities, it is likely that AXA will exercise (or designate another AXA Party to exercise) AXA's preemptive rights, although, depending on the circumstances, it is possible that such preemptive rights may not be exercised.

          In addition, AXA has certain demand and piggy back registration rights as provided in the Standstill Agreement.

          Cooperation Agreement. Under the terms of the Cooperation Agreement dated as of July 18, 1991 (as amended, the "Cooperation Agreement"), filed as Exhibit 12 hereto, Equitable, Equitable Holding and AXA have established a Cooperation Committee, consisting of an equal number of representatives from AXA and Equitable, that meets at least quarterly. The Cooperation Committee established an annual cooperation program and carries out feasibility studies relating to joint projects and ventures. In addition, the Cooperation Agreement provides for the establishment of operating committees with respect to strategy, finance and audit matters, asset management, actuarial matters, products, marketing, organization, human resources, public relations and electronic data processing systems. Such operating committees are under the direction of the Cooperation Committee and meet at least quarterly. The Cooperation Agreement also provides for the exchange of management between AXA, Equitable and their respective subsidiaries. Unless earlier terminated by agreement of the parties, the Cooperation Agreement terminates upon the earlier to occur of
(i) September 30, 2001 and (ii) the

                                                        Page 18 of 42 Pages

first date on which the AXA Parties own voting securities representing less than 25% of the Total Voting Power.

          Exchange Agreement. Under the terms of the Exchange Agreement, the shares of Common Stock acquired by Financiere 45 (including those subsequently transferred to AEL) may not be transferred until December 19, 1998, except (i) to certain affiliates of AXA or (ii) in a transaction in which AXA and its affiliates transfer all other shares of Common Stock held by them (subject to certain exceptions).

          The Reporting Parties may from time to time purchase additional shares of Common Stock in the open market or in private transactions. The timing and amount of any such purchases will depend on market conditions, business conditions and other factors. The Reporting Parties also reserve the right to make a tender offer or acquire shares of Common Stock in any other manner in order to further increase their interest in Equitable Holding. Furthermore, while the Reporting Parties have no present intention of doing so, they reserve the right to reduce their interest in Equitable Holding, in whole or in part, by open market or by private sales of Common Stock.

          Except as set forth in this statement, none of the Reporting Persons has any plan or proposals described in Item 4(a)-(j) of Schedule 13D.

          The Voting Trust Agreement, Standstill Agreement, Cooperation Agreement and Exchange Agreement are hereby incorporated by reference in this statement and any descriptions thereof contained in this statement are qualified in their entirety by reference to such Agreements.

Item 5.  Interest in Securities of the Issuer

          (a) Lor Finance beneficially owns 14,000,000 shares of Common Stock, Financiere 45 beneficially owns 6,968,649 shares of Common Stock, AEL beneficially owns 8,930,617 shares of Common Stock, AXA Reassurance beneficially owns 6,438,133 shares of Common Stock, and Societe Beaujon beneficially owns 960,000 shares of Common Stock. AXA beneficially owns 130,545,121 shares of Common Stock, including the 37,297,399 shares of Common Stock beneficially owned by Lor Finance, Financiere 45, AEL, AXA Reassurance and Societe Beaujon, representing in the aggregate 58.8% of the shares of Common Stock outstanding.

          All the shares of Common Stock beneficially owned by AXA and its subsidiaries as described above have been deposited in the Voting Trust pursuant to the terms of the Voting Trust Agreement. Accordingly, the Trustees may be deemed to be beneficial owners of all shares of Common Stock beneficially owned by AXA, Lor Finance, Financiere 45, AEL, AXA Reassurance and Societe Beaujon. In addition, the Mutuelles AXA, as a group, and Finaxa may be deemed to be beneficial owners of all shares of Common Stock beneficially owned by AXA, Lor Finance, Financiere 45, AEL, AXA Reassurance and Societe Beaujon.

          To the best knowledge of the Reporting Persons, no executive officer of any Reporting Person or member of any Reporting Person's Conseil d'Administration, Executive Board or Supervisory Board, as the case may be, beneficially owns any shares of Common Stock other than 103,500 shares of Common Stock (including options to

                                                        Page 19 of 42 Pages

acquire 100,000 shares presently or within 60 days) held by Richard H. Jenrette, Senior Advisor of Donaldson, Lufkin & Jenrette, Inc. and a member of AXA's Supervisory Board, 96,000 shares of Common Stock (including options to acquire 80,000 shares presently or within 60 days) held by John
S. Chalsty, the Chairman and Chief Executive Officer of Donaldson, Lufkin & Jenrette, Inc. and a member of AXA's Executive Committee, 1,150 shares of Common Stock held (jointly with his spouse) by Jean-Rene Fourtou, Chairman and Chief Executive Officer of Rhone-Poulenc S.A. and a member of AXA's Supervisory Board, 550 shares of Common Stock held (jointly with his spouse) by Jacques Friedmann, Chairman of AXA's Supervisory Board, and 80,000 shares of Common Stock (including options to acquire 80,000 shares presently or within 60 days) held by Dave H. Williams, Chairman and Chief Executive Officer of Alliance Capital Management Corporation and a member of AXA's Executive Committee.

          (b) During the term of the Voting Trust, the Trustees have the right to exercise all voting rights with respect to the shares of Common Stock acquired by AXA and the AXA Parties (including Lor Finance, Financiere 45, AEL, AXA Reassurance and Societe Beaujon) and deposited in the Voting Trust. By reason of the fact that each Trustee is a member of either the Executive Board or the Supervisory Board of AXA and by virtue of the provisions of the Voting Trust Agreement, it is possible that AXA may be deemed to have shared voting power with respect to the shares of Common Stock deposited by it and by Lor Finance and Financiere 45, AEL, AXA Reassurance and Societe Beaujon in the Voting Trust. Each of AXA, Lor Finance, Financiere 45, AEL, AXA Reassurance and Societe Beaujon has the power to dispose or direct the disposition of all the shares of Common Stock deposited by it in the Voting Trust, subject, in the case of Financiere 45 and AEL, to the provisions of the Exchange Agreement referred to above. By reason of their relationship with AXA, the Mutuelles AXA, as a group, and Finaxa may be deemed to share the power to vote or to direct the vote and to dispose or to direct the disposition of all the shares of Common Stock beneficially owned by AXA, Lor Finance, Financiere 45, AEL, AXA Reassurance and Societe Beaujon.

          (c) No Reporting Person has effected any transaction in the Common Stock during the past 60 days.

          To the best knowledge of the Reporting Persons, no executive officer of any Reporting Person or member of any Reporting Person's Conseil d'Administration, Executive Board or Supervisory Board, as the case may be, has effected any transaction in the Common Stock during the past 60 days except that on December 1, 1997, Richard H. Jenrette, Senior Advisor of Donaldson, Lufkin & Jenrette, Inc. and a member of AXA's Supervisory Board, in a simultaneous exercise and sale of options, exercised options to purchase 20,000 shares of Common Stock from Equitable Holding at an exercise price of $20 per share and simultaneously sold all such shares on the market for $47.668 per share.

          (d) Not applicable.

          (e) Midi Participations, formerly a reporting person as to this statement, was merged into AXA on May 9, 1996. Alpha Assurances I.A.R.D. Mutuelle, formerly a reporting person as to this statement, was merged into Alpha Assurances Vie Mutuelle in 1997. In December 1995, Financiere 45 ceased to be the beneficial owner of more than

                                                        Page 20 of 42 Pages

five percent of the Common Stock and, subsequent to this filing, will no longer be a reporting person as to this statement.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

          In addition to the Voting Trust Agreement, the Standstill Agreement and the Exchange Agreement described in Items 2, 3 and 4 hereof (which agreements contain provisions which, among others, affect the transfer or voting of the shares of Common Stock and create preemptive rights and registration rights), AXA entered into (i) a Letter Agreement dated May 12, 1992, with Equitable and Equitable Holding (the "Letter Agreement with Equitable and Equitable Holding"), being filed as Exhibit 15 hereto, which contains provisions relating to the establishment of the Voting Trust by AXA and certain other related matters, and (ii) a Letter Agreement dated May 12, 1992 with the Superintendent of Insurance of the State of New York Insurance Department (the "Letter Agreement with the Superintendent"), being filed as Exhibit 16 hereto, which contains provisions relating to the renewal of the Voting Trust upon its termination under certain circumstances. Each of the above referenced agreements are hereby incorporated by reference in this statement.

Item 7. Material to be Filed as Exhibits

Exhibit 1 Information with respect to Members of the Executive Committee and Supervisory Board of AXA

Exhibit 2      Information with respect to Executive Officers of
               Finaxa and Members of Finaxa's Conseil d'Administration

Exhibit 3 Information with respect to Executive Officers of AXA Assurances I.A.R.D. Mutuelle and Members of AXA
               Assurances I.A.R.D. Mutuelle's Conseil d'Administration

Exhibit 4 Information with respect to Executive Officers of AXA Assurances Vie Mutuelle and Members of AXA Assurances Vie Mutuelle's Conseil d'Administration

Exhibit 5 Information with respect to Executive Officers of AXA Courtage Assurance Mutuelle and Members of AXA Courtage Assurance Mutuelle's Conseil d'Administration

Exhibit 6      Information with respect to Executive Officers of
               Alpha Assurances Vie Mutuelle and Members of Alpha
               Assurances Vie Mutuelle's Conseil d'Administration

Exhibit 7 Information with respect to the Executive Officers of Lor Finance and Members of Lor Finance's Conseil d'Administration

Exhibit 8 Information with respect to the Executive Officers of Financiere 45 and Members of Financiere 45's Conseil d'Administration

                                                        Page 21 of 42 Pages

Exhibit 9 Filing Agreement with respect to the Schedule 13D among the Reporting Persons (incorporated by reference to Exhibit 20 filed with Amendment No. 5 to the
               Schedule 13D filed on December 21, 1994)

Exhibit 10     Voting Trust Agreement (incorporated by reference to
               Exhibit 9 of the Schedule 13D filed on August 3, 1992)

Exhibit 11     Standstill Agreement (incorporated by reference to
               Exhibit 11 of the Schedule 13D filed on August 3, 1992)

Exhibit 12     Cooperation Agreement (incorporated by reference to
               Exhibit 12 of the Schedule 13D filed on August 3, 1992)

Exhibit 13     Exchange Agreement (incorporated by reference to
               Exhibit 20 filed with Amendment No. 4 to the Schedule 13D filed on September 28, 1994)

Exhibit 14 First Amendment to the Voting Trust Agreement dated as of January 22, 1997

Exhibit 15 Letter Agreement with Equitable and Equitable Holding (incorporated by reference to Exhibit 18 of the Schedule 13D filed on August 3, 1992)

Exhibit 16 Letter Agreement with the Superintendent (incorporated by reference to Exhibit 19 of the Schedule 13D filed on August 3, 1992)

                                                        Page 22 of 42 Pages

                                 Signature


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  December 4, 1997


                         AXA-UAP, [1]

                                By
                                     /s/ Gerard de La Martiniere
                                    ------------------------------
                                    Name:   Gerard de La Martiniere
                                    Title:  Senior Executive Vice President
                                            Chief Financial Officer



--------

[1] Pursuant to the Filing Agreement with respect to Schedule 13D, among AXA, Finaxa, AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle, AXA Courtage Assurance Mutuelle, Alpha Assurances Vie Mutuelle, Claude Bebear, Patrice Garnier and Henri de Clermont-Tonnerre, as Trustees under the Voting Trust Agreement, Financiere 45 and Lor Finance, S.A., Exhibit 9 to this statement on Schedule 13D, this statement on Schedule 13D is filed on behalf of each of them.

                                                        Page 23 of 42 Pages

                                                                  Exhibit 1


          Members of the Executive Committee and Supervisory Board
                                     of
                                    AXA

          The names and titles (for the Executive Committee members) of the Members of the Executive Committee and Supervisory Board of AXA and their business addresses and principal occupations are set forth below. If no address is given, the Member's business is that of AXA-UAP at 9, place Vendome, 75001 Paris, France. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to AXA and each individual is a citizen of the Republic of France.

                     Members of the Executive Committee


    Name, Business Address          Present Principal Occupation

    Claude Bebear                   Chairman of the Executive Board

    Donald Brydon (1)               Senior Executive Vice President, AXA
                                    Asset Management Europe

    Henri de Castries               Senior Executive Vice President,
                                    Financial Services and Insurance
                                    Activities (U.S. and U.K.)

    John Chalsty (2)                Senior Executive Vice President;
                                    Chairman and Chief Executive Officer,
                                    Donaldson, Lufkin & Jenrette, Inc.
                                    (investment banking)

    Francoise Colloc'h              Senior Executive Vice President, Group
                                    Human Resources and Communications

    Jean-Pierre Gerard (3)          Senior Executive Vice President; Chief
                                    Executive Officer, Royale Belge
                                    (insurance)

    Denis Kessler                   Senior Executive Vice President,
                                    Insurance Activities outside France, the
                                    U.K. and the U.S.

    Claas Kleyboldt (4)             Senior Executive Vice President;
                                    Chairman of the Executive Board of
                                    AXA Colonia Konzern AG (insurance)

                                                        Page 24 of 42 Pages

    Name, Business Address          Present Principal Occupation

    Gerard de La Martiniere        Senior Executive Vice President, Chief
                                   Financial Officer

    Jean-Louis Meunier             Senior Executive Vice President, Chief
                                   Underwriting Officer

    Edward Miller                  Senior Executive Vice President, Chief
                                   Executive Officer, Equitable Companies

    Michel Pinault                 Senior Executive Vice President, Group
                                   Administration

    Claude Tendil                  Senior Executive Vice President,
                                   French Insurance Activities,
                                   international risks, transnational
                                   insurance projects and information
                                   systems policy

    Geoff Tomlinson (5)            Senior Executive Vice President;
                                   Managing Director, National Mutual
                                   Holdings (insurance)

    Dave H. Williams (2)           Senior Executive Vice President;
                                   Chairman and Chief Executive Officer,
                                   Alliance Capital Management
                                   Corporation (investment adviser)

    Mark Wood                      Senior Executive Vice President;
                                   Managing Director Sun Life and
                                   Provincial


                      Members of the Supervisory Board


    Name, Business Address         Present Principal Occupation

    Jacques Friedmann              Chairman of the Supervisory Board,
                                   AXA

    Jean-Louis Beffa               Chairman and Chief Executive Officer,
    "Les Miroirs"                  Compagnie de St. Gobain (industry)
    Cedex 27
    92096 Paris La Defense,
    France

                                                        Page 25 of 42 Pages

    Name, Business Address         Present Principal Occupation

    Antoine Bernheim               General Partner, Lazard Freres et Cie
    121, Boulevard Haussman        (investment banking); Chairman,
    75008 Paris, France            Assicurazioni Generali S.p.A.
                                   (insurance)

    Jacques Calvet                 Former Chairman of the Executive Board,
    75, avenue de la Grande Armee  Peugeot S.A. (auto manufacturer)
    75116 Paris, France

    Henri de Clermont-Tonnerre     Chairman of the Supervisory Board,
    90, rue de Miromesnil          Qualis SCA (transportation)
    75008 Paris, France

    David Dautresme                General Partner, Lazard Freres et Cie
    121, Boulevard Haussman        (investment banking)
    75008 Paris, France

    Guy Dejouany                   Honorary Chairman, Compagnie
    52, rue d'Anjou                Generale des Eaux (industry and
    75008 Paris, France            services)

    Paul Desmarais (7)             Chairman and Chief Executive Officer,
    751, Square Victoria           Power Corporation of Canada (industry
    Montreal, Quebec               and services)
    H3Y 3J7 Canada

    Jean-Rene Fourtou              Chairman and Chief Executive Officer,
    25, quai Paul Doumer           Rhone-Poulenc S.A. (industry)
    92408 Courbevoie, France

    Michel Francois-Poncet         Chairman of the Supervisory Board,
    3, rue d'Autin                 Compagnie Financiere de Paribas
    75002 Paris, France            (financial services and banking)

    Patrice Garnier                Retired
    Latreaumont
    76360 Barentin, France

    Anthony J. Hamilton (1)        General Partner, Fox-Pitt, Kelton
    35 Wilson Street               Limited (finance)
    London, England  EC2M 2SJ

                                                        Page 26 of 42 Pages

    Name, Business Address         Present Principal Occupation

    Henri Hottinguer (6)           Chairman and Chief Executive Officer,
    38, rue de Provence            Banque Hottinguer (banking)
    75009 Paris, France

    Richard H. Jenrette (2)        Senior Advisor, Donaldson, Lufkin &
    c/o Donaldson, Lufkin          Jenrette, Inc. (investment banking)
      & Jenrette, Inc.
    277 Park Avenue
    New York, New York  10172

    Henri Lachmann                 Chairman and Chief Executive Officer,
    56, rue Jean Giraudoux         Strafor Facom (office furniture)
    67000 Strasbourg, France

    Gerard Mestrallet              Chairman of the Executive Board of
    1, rue d'Astorg                Suez Lyonnaise des Eaux
    75008 Paris, France

    Friedel Neuber                 Chairman of the Executive Board,
    Girozentrade Herzogstrasse 15 WestDeutsche Landesbank (banking) D40127 Dusseldorf, Germany

    Alfred von Oppenheim (4)       Chairman, Bank Oppenheim (banking)
    Konsortium Oppenheim
    Unter SachsenRausen 4
    50667 Koln, Germany

    Michel Pebereau                Chairman and Chief Executive Officer,
    16, Boulevard des Italiens     Banque Nationale de Paris (banking)
    75009 Paris, France

    Didier Pineau-Valencienne      Chairman and Chief Executive Officer,
    64-70, avenue Jean Baptiste    Schneider S.A. (electric equipment)
     Clement
    92646 Boulogne Cedex, France

    Bruno Roger                    General Partner, Lazard Freres & Cie
    21, Boulevard Haussman         (investment banking)
    75008 Paris, France

    Simone Rozes                   First Honorary President, Cour de
    2, rue Villaret de Joyeuse     Cassation (government)
    75017 Paris, France

                                                        Page 27 of 42 Pages

-------------------------------------
    (1)  Citizen of the United Kingdom
    (2)  Citizen of the United States of America
    (3)  Citizen of Belgium
    (4)  Citizen of Germany
    (5)  Citizen of Australia
    (6)  Citizen of Switzerland
    (7)  Citizen of Canada

                                                        Page 28 of 42 Pages

                                                                  Exhibit 2

                           Executive Officers and
                    Members of Conseil d'Administration
                                     of
                                   FINAXA

     The names of the Members of Conseil d'Administration and the names and titles of the Executive Officers of Finaxa and their business addresses and principal occupations are set forth below. If no address is given, the Member's or Executive Officer's business address is that of Finaxa at 23, avenue Matignon, 75008 Paris, France. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Finaxa and each individual is a citizen of the Republic of France.


    Name, Business Address         Present Principal Occupation

 *  Claude Bebear                  Chairman and Chief Executive Officer;
                                   Chairman of the Executive Board, AXA

 *  Henri de Clermont-Tonnerre     Chairman of the Supervisory Board,
    90, rue de Miromesnil          Qualis SCA (transportation)
    75008 Paris, France

 *  Jean-Rene Fourtou              Chairman and Chief Executive Officer,
    25, quai Paul Doumer           Rhone-Poulenc S.A. (industry)
    92408 Courbevoie, France

 *  Patrice Garnier                Retired
    Latreaumont
    76360 Barentin, France

 *  Henri Hottinguer (1)           Chairman and Chief Executive Officer,
    38, rue de Provence            Banque Hottinguer (banking)
    75009 Paris, France

 *  Paul Hottinguer (1)            Assistant Chairman and Chief
    38, rue de Provence            Executive Officer, Banque Hottinguer
    75009 Paris, France            (banking)

 *  Emilio De Ybarra Y Churruca    Chairman and Chief Executive Officer,
    Paseo de la Castellana, 81     Banco Bilbao Vizcaya
    28046 Madrid, Spain

 *  Henri Lachmann                 Chairman and Chief Executive Officer,
    56, rue Jean Giraudoux         Strafor Facom (office furniture)
    67000 Strasbourg, France

                                                     Page 29 of 42 Pages

    Name, Business Address         Present Principal Occupation

 *  Andre Levy-Lang                Chief Executive Officer, Paribas
    3, rue d'Antin
    75002 Paris, France

    Gerard de La Martiniere         Chief Executive Officer; Senior
                                    Executive Vice President, Chief
                                    Financial Officer, AXA

 *  Georges Rousseau                Retired
    2, rue des Mouettes
    76130 Mont Saint Aignan,
    France

-------------------------------
 *  Member, Conseil d'Administration
(1) Citizen of Switzerland

                                                        Page 30 of 42 Pages

                                                                  Exhibit 3

                           Executive Officers and
                    Members of Conseil d'Administration
                                     of
                      AXA ASSURANCES I.A.R.D. MUTUELLE

     The names of the Members of Conseil d'Administration and the names and titles of the Executive Officers of AXA Assurances I.A.R.D. Mutuelle and their business addresses and principal occupations are set forth below. If no address is given, the Member's or Executive Officer's business address is that of AXA Assurances I.A.R.D. Mutuelle at 21, rue de Chateaudun, 75009 Paris, France. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to AXA Assurances I.A.R.D. Mutuelle and each individual is a citizen of the Republic of France.


   Name, Business Address           Present Principal Occupation

    *  Claude Bebear                Chairman; Chairman of the Executive
       23, avenue Matignon          Board, AXA
       75008 Paris, France

       Jean-Luc Bertozzi            Executive Officer

    *  Jean-Pierre Chaffin          Manager, Federation de la Metallurgie
       5, rue la Bruyere            (industry)
       75009 Paris, France

    *  Gerard Coutelle              Retired

    *  Henri de Castries            Senior Executive Vice President,
       23, avenue Matignon          Financial Services and Life Insurance
       75008 Paris, France          Activities (U.S. & U.K.), AXA

    *  Jean-Rene Fourtou            Chairman and Chief Executive Officer,
       25, quai Paul Doumer         Rhone-Poulenc S.A. (industry)
       92408 Courbevoie, France

    *  Patrice Garnier              Retired
       Latreaumont
       76360 Barentin, France

    *  Henri Lachmann               Chairman and Chief Executive Officer,
       56, rue Jean Giraudoux       Strafor Facom (office furniture)
       67000 Strasbourg, France

    *  Francois Richer              Retired

                                                        Page 31 of 42 Pages

   Name, Business Address           Present Principal Occupation

    *  Georges Rousseau             Retired
       2, rue des Mouettes
       76130 Mont Saint Aignan,
       France

    *  Claude Tendil                Senior Executive Vice President,
                                    French Insurance Activities,
                                    international risks, transnational
                                    insurance projects and information
                                    systems policy

    *  Nicolas Thiery               Chairman and Chief Executive Officer,
       6 Cite de la Chapelle        Etablissements Jaillard (management
       75018 Paris, France          consulting)

    *  Francis Vaudour              Chief Executive Officer, Segafredo
       14, boulevard Industriel     Zanetti France S.A. (coffee importing
       76301 Sotteville les Rouen,  and processing)
       France

--------------------------------------
    *  Member, Conseil d'Administration

                                                        Page 32 of 42 Pages

                                                                  Exhibit 4

                           Executive Officers and
                    Members of Conseil d'Administration
                                     of
                        AXA ASSURANCES VIE MUTUELLE

     The names of the Members of Conseil d'Administration and the names and titles of the Executive Officers of AXA Assurances Vie Mutuelle and their business addresses and principal occupations are set forth below. If no address is given, the Member's or Executive Officer's business address is that of AXA Assurances Vie Mutuelle at 21, rue de Chateaudun, 75009 Paris, France. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to AXA Assurances Vie Mutuelle and each individual is a citizen of the Republic of France.


    Name, Business Address          Present Principal Occupation

    *  Claude Bebear                Chairman; Chairman of the Executive
       23, avenue Matignon          Board, AXA
       75008 Paris, France

       Jean-Luc Bertozzi            Executive Officer

    *  Jean-Pierre Chaffin          Manager, Federation de la Metallurgie
       5, rue la Bruyere            (industry)
       75009 Paris, France

    *  Henri de Castries            Senior Executive Vice President,
       23, avenue Matignon          Financial Services and Life Insurance
       75008 Paris, France          Activities (U.S. & U.K.), AXA

    *  Henri de Clermont-Tonnerre   Chairman of the Supervisory Board,
       90, rue de Miromesnil        Qualis SCA (transportation)
       75008 Paris, France

    *  Gerard Coutelle              Retired

    *  Jean-Rene Fourtou            Chairman and Chief Executive Officer,
       25, quai Paul Doumer         Rhone-Poulenc S.A. (industry)
       92408 Courbevoie, France

    *  Henri Lachmann               Vice Chairman; Chairman and Chief
       56, rue Jean Giraudoux       Executive Officer, Strafor Facom
       67000 Strasbourg, France     (office furniture)

    *  Francois Richer              Retired

                                                        Page 33 of 42 Pages

     Name, Business Address         Present Principal Occupation

    *  Georges Rousseau             Retired
       2, rue des Mouettes
       76130 Mont Saint Aignan,
       France

    *  Claude Tendil                Senior Executive Vice President,
                                    French Insurance Activities,
                                    international risks, transnational
                                    insurance projects and information
                                    systems policy

    *  Nicolas Thiery               Chairman and Chief Executive Officer,
       6 Cite de la Chapelle        Etablissements Jaillard (management
       75018 Paris, France          consulting)

    *  Francis Vaudour              Chief Executive Officer, Segafredo
       14, boulevard Industriel     Zanetti France S.A. (coffee importing
       76301 Sotteville les Rouen,  and processing)
       France


----------------------------------------
    *  Member, Conseil d'Administration

                                                        Page 34 of 42 Pages

                                                                  Exhibit 5

                           Executive Officers and
                    Members of Conseil d'Administration
                                     of
                      AXA COURTAGE ASSURANCE MUTUELLE

     The names of the Members of Conseil d'Administration and the names and titles of the Executive Officers of AXA Courtage Assurance Mutuelle and their business addresses and principal occupations are set forth below. If no address is given, the Member's or Executive Officer's business address is that of AXA Courtage Assurance Mutuelle at 26, rue de Louis-le-Grand, 75002 Paris, France. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to AXA Courtage Assurance Mutuelle and each individual is a citizen of the Republic of France.


    Name, Business Address          Present Principal Occupation

    *  Claude Bebear                Chairman; Chairman of the Executive
       23, avenue Matignon          Board, AXA
       75008 Paris, France

    *  Francis Cordier              Chairman and Chief Executive Officer,
       rue Nicephore Niepce         Group Demay Lesieur (food industry)
       BP 232 76304
       Sotteville Les Rouen, France

    *  Gerard Coutelle              Retired

    *  Henri de Castries            Senior Executive Vice President,
       23, avenue Matignon          Financial Services and Life Insurance
       75008 Paris, France          Activities (U.S. & U.K.), AXA

    *  Jean-Rene Fourtou            Chairman and Chief Executive Officer,
       25, quai Paul Doumer         Rhone-Poulenc S.A. (industry)
       92408 Courbevoie, France

    *  Patrice Garnier              Retired
       Latreaumont
       76360 Barentin, France

    *  Henri Lachmann               Vice Chairman; Chairman and Chief
       56, rue Jean Giraudoux       Executive Officer, Strafor Facom
       67000 Strasbourg, France     (office furniture)

    *  Francis Magnan               Chairman and Chief Executive Officer,
       50, boulevard des Dames      Compagnie Daher (air and sea
       13002 Marseille, France      transportation)

                                                        Page 35 of 42 Pages

    Name, Business Address          Present Principal Occupation

    *  Jean de Ribes                Chairman and Chief Executive Officer,
       13, rue Notre Dame des       Banque Rivaud (banking)
         Victoires
       75008 Paris, France

    *  Georges Rousseau             Retired
       2, rue des Mouettes
       76130 Mont Saint Aignan,
       France

    *  Jean-Paul Saillard           Executive Manager, AXA
       23, avenue Matignon
       75008 Paris, France

    *  Claude Tendil                Senior Executive Vice President,
       21, rue de Chateaudun        French Insurance Activities,
       75009 Paris, France          international risks, transnational
                                    insurance projects and information
                                    systems policy

    ------------------------------------
    *  Member, Conseil d'Administration

                                                        Page 36 of 42 Pages

                                                                  Exhibit 6

                           Executive Officers and
                    Members of Conseil d'Administration
                                     of
                       ALPHA ASSURANCES VIE MUTUELLE

     The names of the Members of Conseil d'Administration and the names and titles of the Executive Officers of Alpha Assurances Vie Mutuelle and their business addresses and principal occupations are set forth below. If no address is given, the Member's or Executive Officer's business address is that of Alpha Assurances Vie Mutuelle at Tour Franklin, 100/101 Terrasse Boieldieu, Cedex 11, 92042 Paris La Defense, France. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Alpha Assurances Vie Mutuelle and each individual is a citizen of the Republic of France.


    Name, Business Address          Present Principal Occupation

    *  Claude Bebear                Chairman; Chairman of the Executive
       23, avenue Matignon          Board, AXA
       75008 Paris, France

    *  Henri Brischoux              Corporate Secretary; AXA France
       21, rue de Chateaudun
       75009 Paris, France

    *  Bernard Cornille             Retired
       71 Voie du Bois Brule
       78170 La Celle Saint Cloud
       France

    *  Henri de Castries            Senior Executive Vice President,
       23, avenue Matignon          Financial Services and Life Insurance
       75008 Paris, France          Activities (U.S. & U.K.), AXA

    *  Henri de Clermont-Tonnerre   Chairman of the Supervisory Board,
       90, rue de Miromesnil        Qualis SCA (transportation)
       75008 Paris, France

    *  Claude Fath                  Executive Officer

    *  Jean-Rene Fourtou            Chairman and Chief Executive Officer,
       25, quai Paul Doumer         Rhone-Poulenc S.A. (industry)
       92408 Courbevoie, France

    *  Patrice Garnier              Retired
       Latreaumont
       76360 Barentin, France

                                                        Page 37 of 42 Pages

    Name, Business Address          Present Principal Occupation

    *  Henri Lachmann               Vice Chairman; Chairman and Chief
       56, rue Jean Giraudoux       Executive Officer, Strafor Facom
       67000 Strasbourg, France     (office furniture)

    *  Georges Rousseau             Retired
       2, rue des Mouettes
       76130 Mont Saint Aignan,
       France

    *  Claude Tendil                Senior Executive Vice President,
       21, rue de Chateaudun        French Insurance Activities,
       75009 Paris, France          international risks, transnational
                                    insurance projects and information
                                    systems policy

    *  Francis Vaudour              Chief Executive Officer, Segafredo
       14, boulevard Industriel     Zanetti France S.A. (coffee importing
       76301 Sotteville les Rouen,  and processing)
       France


    --------------------------------------
    *  Member, Conseil d'Administration

                                                        Page 38 of 42 Pages

                                                                  Exhibit 7

         Executive Officers and Members of Conseil d'Administration
                                     of
                                LOR FINANCE

     The names of the Members of Conseil d'Administration and the names and titles of the Executive Officers of Lor Finance and their business addresses and principal occupations are set forth below. Unless otherwise indicated, each individual is a citizen of the Republic of France.


    Name, Business Address          Present Principal Occupation

    *  Jean-Paul Saillard           Executive Manager, AXA
       23, avenue Matignon
       75008 Paris, France

    *  Cedric de Linares            Head of Corporate Finance and
       40, rue du Colisee           Treasury Department, AXA
       75008 Paris, France

    *  Christianne Butte            Head of Central Legal Department,
       40, rue du Colisee           AXA
       75008 Paris, France

    *  Francois Robinet             Corporate Treasurer, AXA
       40, rue du Colisee
       75008 Paris, France


---------------------------------------
    *  Member, Conseil d'Administration

                                                        Page 39 of 42 Pages

                                                                  Exhibit 8


                           Executive Officers and
                   Members of Conseil d'Administration of
                               FINANCIERE 45

     The names of the Members of Conseil d'Administration and the names and titles of the Executive Officers of Financiere 45 and their business addresses and principal occupations are set forth below. Unless otherwise indicated, each individual is a citizen of the Republic of France.



    Name, Business Address          Present Principal Occupation

    *  Claude Bebear                Chairman of the Board; Chairman of
       AXA-UAP                      the Executive Board, AXA
       23, avenue Matignon
       75008 Paris, France

       Patrice Garnier              Retired
       Latreaumont
       76360 Barentin, France

       Henri de Clermont-Tonnerre   Chairman of the Supervisory Board,
       90, rue de Miromesnil        Qualis SCA
       75008 Paris, France          (transportation)

       Gerard de La Martiniere      Senior Executive Vice President,
       AXA-UAP                      Chief Financial Officer, AXA
       23, avenue Matignon
       75008 Paris, France


----------------------------------------
    *  Member, Conseil d'Administration

                                                        Page 40 of 42 Pages


                                                                 Exhibit 14


                    FIRST AMENDMENT dated as of January 22, 1997, to the
               Voting Trust Agreement (the "Voting Trust Agreement") dated as of May 12, 1992, by and among AXA, a societe anonyme organized under the laws of France ("AXA"), and each of the persons designated at the end of the Voting Trust Agreement as Voting Trustees (collectively, the "Voting Trustees").


                            W I T N E S S E T H:

          WHEREAS AXA and the Voting Trustees heretofore entered into the Voting Trust Agreement relating to the ownership of the common stock of The Equitable Companies Incorporated, a Delaware corporation (the "Company");

          WHEREAS AXA changed its corporate governance structure by replacing its Conseil d'Administration with a Supervisory Board and an Executive Board;

          WHEREAS AXA and the Voting Trustees wish to amend the Voting Trust Agreement to reflect such corporate governance changes.


          NOW, THEREFORE, in consideration of the premises and of the mutual covenants and conditions contained herein, the parties hereto agree as follows:

          1. Voting Trustees. The Voting Trust Agreement is hereby amended by deleting clause (i) of the fourth sentence of Section 2(a) of the Voting Trust Agreement and substituting therefor the following:

     "(i) is a member of the Conseil d'Administration of AXA or, if at any time AXA does not have a Conseil

                                                        Page 41 of 42 Pages


d'Administration, a member of either the Supervisory Board of AXA or the Executive Board of AXA".

          2. Governing Law. This Amendment shall be governed by and construed and enforced in accordance with the laws of the State of New York without regard to the principles of conflict of laws, except to the extent that the General Corporation Law of the State of Delaware is mandatorily applicable to the subject matter of any provision of this Amendment.

          3. Counterparts. This Amendment may be executed in counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

          4. Filing in Registered Office. The Voting Trustees shall file or cause to be filed this Amendment and any counterpart hereof in the registered office of the Company in the State of Delaware.

          5. Continuing Agreement. Except as expressly set forth in this Amendment, the Voting Trust Agreement shall continue in full force and effect and is hereby ratified and confirmed in all respects.

          6. Effectiveness. This Amendment is being effectuated by this written agreement of the parties hereto with the written consent of the Superintendent of Insurance

                                                        Page 42 of 42 Pages



of the State of New York pursuant to Section 21 of the Voting Trust
Agreement.


          IN WITNESS WHEREOF, AXA and each Voting Trustee have executed this Amendment as of the date first written above.


                                 AXA

                                   by
                                      /s/ Claude Bebear
                                     ---------------------
                                     Name: Claude Bebear
                                     Title: Chairman of the
                                       Executive Board


                                 VOTING TRUSTEES


                                     /s/ Claude Bebear
                                 ----------------------
                                 Name:  Claude Bebear


                                     /s/ Patrice Garnier
                                 -----------------------
                                 Name:  Patrice Garnier


                                     /s/ Henri de Clermont-Tonnerre
                                 ----------------------------------
                                 Name:  Henri de Clermont-Tonnerre